Mail Stop 0407

      March 1, 2005


Daniel S. Goldberg
President
New Skies Satellites Holdings Ltd.
c/o CT Corporation System
111 Eighth Avenue
New York, NY  10011

	RE:  	New Skies Satellites Holdings Ltd.
      Registration Statement on Form S-1
      Filed January 27, 2005
      File No. 333-122322

Dear Mr. Goldberg:

      We have reviewed your Form S-1 and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A, such as the anticipated price range and dividend table information. Please include this disclosure in an amendment as soon as practicable. Note that we may have additional comments once you have provided this disclosure. Therefore, please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.


2. Please revise your disclosure throughout to remove unnecessary capitalized terms and defined terms. For example, revise to delete unnecessary parenthetical definitions, such as "COMSAT," when the meanings of the terms are clear from context. In addition, please minimize your use of acronyms. As one example, instead of defining infrequently-used terms such as compounded annual growth rate as "CAGR" or satellite operations center as "SOC," consider simply using the full term. Further, consider using one consistent term, such as
"the investment funds" to describe your current owners, rather than sometimes using "sponsor." Once you have explained that the investment funds are affiliated with The Blackstone Group, it is not clear why the funds would need to be referred to with another term.
3. Please generally revise your registration statement to eliminate or further explain technical and business jargon from the prospectus summary and to reduce the amount of jargon throughout the rest of the prospectus. For example, consider explaining terms such as "redundancy" and "in-orbit performance incentives" with clear concrete everyday language.
4. We note that you include industry research for estimated growth data and other figures cited throughout the document, such as those provided by, Euroconsult and Northern Sky Research, for example. Please provide us with marked copies of any materials that support these and other third party statements, clearly cross-referencing a statement with the underlying factual support. Confirm for us that these documents are publicly available. To the extent that any of these reports have been prepared specifically for this filing, file a consent from the party.

Basis of Presentation and the Reorganization , page ii
5. In light of the similar discussions under your prospectus summary, consider deleting this repetitive disclosure.

Industry and Market Data
Special Note Regarding Forward-Looking Statements
6. Please move these sections to the body of the prospectus. Your prospectus summary should immediately follow your cover page and table of contents.

Prospectus Summary, page 1
7. Please revise to decrease the length of your summary. It should discuss only the key aspects of the offering and your operations. Much of the discussion you currently include does not appear so highly material as to merit inclusion in the summary. For example, consider eliminating here the extensive competitive strengths and strategy discussions, which are more appropriate for your business section. As another example, please eliminate here the detailed biographical sponsor section, as, other than indicating the name and general identity of the sponsor, it does not include information that is so highly material to an investor`s understanding of this offering as to merit inclusion in the summary. In addition, avoid copying disclosure directly from the body of the prospectus. For example, the "Our Business Strategy" disclosure is substantially similar to the "Our Business Strategy" in the business section.
8. Further, as part of your revisions, ensure that you provide a balanced discussion by briefly discussing the following in the summary:

* that you, including your subsidiaries, have substantial indebtedness, indicating the aggregate amount as of December 31, 2004;
* where you suggest a superlative characteristic of your services or products, your basis for such suggestion--for example, where you indicate your customer circuit reliability, how you determined such reliability was 99.999994%, and where you describe your satellites as being the youngest global fleet in the fixed satellite services industry, more detail as to how you determined this, including which other fleets you considered;
* how many of your satellites accounted for 10% or more of your total services or contracted backlog as of December 31, 2004;
* the benefits (total dividends and termination fee) to be received by the investment funds and management (Blackstone-affiliated directors) as a result of the Transactions and the IPO.
9. Define the phrase "free cash flow" on page 1.
10. Please expand the chart on page 8 to illustrate the ownership and structure of the company prior to the restructuring and offering, and revise the current chart to add a box showing the public investors.

The Offering, page 10
11. Indicate the percentage of your outstanding common stock that the number of shares being offered would represent following the offering.
12. Indicate in one place all of the dividends, including aggregate dollar amounts, you contemplate paying only the investment funds. We note an apparently third dividend is described on page 12 using the proceeds from the amended agreement for the NSS-8.
13. Tell us when you will determine the dollar amount of the "additional dividend" to the investment funds.

Risk Factors, page 16

	General
14. Please discuss first the risks associated with your dividend policy and then your significant indebtedness.
15. Include an additional risk factor describing possible conflicts of interest that may stem from management and the sponsor`s joint decision to issue post-acquisition debt and issue common stock in this initial public offering and use proceeds from both to pay themselves pre-IPO dividends. In the alternative, advise why no risk factor is appropriate.
16. Please reduce the number of references to discussions elsewhere in the prospectus, in lieu of brief discussions in the risk factors that would make your points generally understandable. For example, in the risk factor beginning "Our insurance will not protect us..."
on page 22, rather than refer to a discussion in your business section, please briefly note the kinds of "significant exclusions" so that investors can tell from reading the risk factor the limits on your insurance coverage and other material information in understanding the risk.

A significant launch delay or launch failure could affect..., page
17
17. Indicate when NSS-8 was supposed to be ready.

We may become subject to unanticipated tax liabilities..., page 21
18. In order to evaluate how material these unanticipated tax liabilities may be, please provide a range of potential amounts in U.S. dollars.

The investment funds control us and may have conflicts of
interest..., page 25
19. So that investors might realize the extent to which the investment funds control your board, please state here the number of affiliated directors on your board.
20. We note your statement that "the investment funds are in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us." So that investors might understand the relevance of such investments to your business interests, please indicate any of the investment funds that have voting control in any of your competitors or any of your customers from which you derive 10% or more of your revenues in any segment as of December 31, 2004.
Also, name the competitor or customer.
Higher capital expenditures in the future may require us..., page
27
21. Please delete the mitigating language "While we are currently in a low cost capital expenditure period."
"Our dividend policy may limit our ability to pursue growth . .
..,"
page 30
22. Please note generally the several assumptions and judgments you have made in developing your dividend policy and the time frame covered by your dividend policy.

The Transactions, page 36
23. Please describe and quantify any material tax effects the acquisition and reorganization have had on the company. In addition, assess the impact of the initial public offering upon any significant tax benefits resulting from the acquisition or reorganization.

Use of Proceeds, page 37
24. We note the company`s intention of paying a pre-IPO dividend of
$93.5 million to the investment funds. Explain the business reasons for contributing $93.5 million to a subsidiary that will loan back the money to the company to permit the payment of the dividend. Also describe the reasons for the various intercompany loans and contributions that have occurred since the acquisition.
25. We note your statement that the "borrowings under the term loan facility were used, together with "other related financings and transactions, to finance the Acquisition." Please be more specific here to assist investors in understanding how the transactions were financed.

Dividend Policy and Restrictions, page 38
26. We may have significant further comment after review of the missing information.
27. In the Notes to the Financial Statements, summarize the restrictions on your ability to pay dividends in accordance with Rule
4-08(e) of Regulation S-X.

	General
28. Revise the first sentence in the first paragraph on page 38 to specify the "other purposes" to which you will not apply your available cash given your intention to use the cash to pay dividends.
29. We note your statement that your board`s adoption of a dividend policy "reflects an intention to distribute a substantial portion of the cash generated by [y]our business in excess of operating needs," among other things. What did the board consider in determining "operating needs" for the four fiscal quarters?
30. We note your statement that you "believe that [y]our dividend policy will limit, but not preclude, [y]our ability to pursue growth." Provide clearer indication of how much management expects growth to be limited (e.g. significantly vs. minimally).
31. Please move the paragraph beginning "However, as described more fully below . . ." which includes the bulleted risk factors about the dividend policy so that it immediately follows the first paragraph of this section.
32. We note your statement that, "[i]f we continue paying dividends at the level currently anticipated under our dividend policy, we expect that we would need additional financing..." What is the timeframe implied by the use of the word "continue?" Beyond the initial four quarters? In addition, clarify what is meant by the reference to management`s "current expectations." Is this a reference to how long management intends to pay dividends? Does management intend to pay dividends beyond the initial four quarters?
33. The paragraph beginning "In determining our expected initial dividend level. . ." appears to be largely duplicative of the information provided in the "Assumptions and Considerations" section.
Please delete it or combine it with that later disclosure to the extent it discusses any new points.
34. Please revise to clarify whether the items in your list on page
38 were all of the material items you reviewed and analyzed in "determining [y]our expected initial dividend level," and further specify the "various other aspects of our business" that you reviewed and analyzed.
35. Delete the word "expected" from the introductory sentence to the first bullet point list on page 38.
36. We note your statement on page 39 that your company "has no history of paying sustained dividends out of cash flow." Please tell us what you mean by "sustained" dividends. Since, as you have suggested, your business will be essentially your direct and indirect subsidiaries` operations and Seller`s former business, please explain why management has changed its dividend policy.
37. Note here that your dividend policy may present a risk concerning your market price, as you state in your risk factors on page 26.

Minimum Adjusted EBITDA, page 39
38. We note your statement on page 39 that "[t]he assumptions and estimates underlying the estimated financial information below are inherently uncertain and, though considered reasonable by our management as of the date of its preparation, are subject to a wide variety of significant business, economic, and competitive risks
and
uncertainties . . . ."  Please address any reasonably forseeable material adverse developments that may affect your business and their effects on your assumptions and estimates here.
39. If true, include a statement that you believe that you will not be prohibited from paying dividends at the stated level as a result of the restrictions imposed by the Bermuda, Dutch and Luxembourg laws, in a manner consistent with your disclosure in the penultimate paragraph on page 39.
40. We note your disclosure in the last paragraph on page 39 that "if our Adjusted EBITDA for such period is at or above this level, we would be permitted to pay dividends at the level described above under the restricted covenants." Confirm that this language would also apply to the subsidiaries, and affirm in this section that the
Issuer could pay this estimated level of dividends based on all restrictions.
41. In your table detailing the "Estimated Cash Available to Pay Dividends on Common Stock Based on Minimum Adjusted EBITDA" on page
40, it appears you will disclose the ratios derived from your projected level of minimum adjusted EBITDA. In the notes to this chart, specifically (6), (7), (8) and (9), you should state the actual required ratios from the existing covenant as illustrated on page 74, so that a reader can clearly see whether you would be in compliance with the covenants.
42. We note your disclosure of "Pro Forma Cash Available to Pay Dividends" on page 41. We believe this chart should reflect your historical ability to generate cash to pay dividends, and believe that you should make certain revisions to your disclosures:
* Revise your table at page 41 to reconcile your measure of Adjusted
EBITDA to cash flows from operating activities, rather than net loss.
* Revise your table at page 41 to use the historical actual figures for cash flows from operating activities, EBITDA, and Adjusted EBITDA and the related reconciling items, rather than the pro forma amounts for the year ended December 31, 2004.
* As a result of the changes above, modify your introductory table to this paragraph to state that the table reflects the combination of the historical actual results of both the Predecessor and the Successor, the applicable periods, and the impact of the Acquisition and subsequent reorganization.
* Clarify footnote 11 to discuss what is included in the costs related to the transactions in a manner consistent with Note 2 to the
Consolidated Financial Statements, and include a statement that the costs were incurred solely as a result of the Acquisition of New Skies Satellites N.V. by New Skies Investments S.a.r.l.
43. Because your definition of Adjusted EBITDA appears to exclude certain costs that involve cash outlays, this measure does not appear to be highly correlated to cash. We believe that you should make certain revisions to your disclosures:

* In order to depict the amount of cash that you believe will be available to pay dividends in the full year following the offering, revise your table on page 40 to remove any cash expenses that were added to EBITDA in arriving at your calculation of minimum Adjusted
EBITDA. For example, you should subtract any known or estimated cash costs expected to be incurred in the full year following the offering, which would otherwise be included in Adjusted EBITDA pursuant to the definition, in arriving at the estimated cash available to pay dividends.

* We do not believe it is appropriate to exclude cash costs that were incurred in historical periods from your table at page 41 since this table is intended to depict your ability to pay dividends in historical periods if your current dividend policy had been in place during those periods. Revise your table to remove all cash items in your calculation of cash available to pay dividends.
44. Supplementally provide us with more details about the reconciling item "unused satellite capacity leased from third party." Tell us where these costs are included in the Consolidated Statements of Operations. If these were cash costs, they should be removed from your calculation of cash available to pay dividends at page 41.
45. Supplementally describe for us and revise to disclose the nature of the adjustment "working capital and other cash requirements." Tell us your basis for including this adjustment as an increase to your calculation of cash available to pay dividends.
46. Tell us why you have disclosed the estimated cash taxes as a footnote rather than including it in the table of "Pro Forma Cash Available to Pay Dividends." It would appear that this amount should be deducted in arriving at the Cash Available to Pay Dividends.
47. We note footnote 11 to the table depicting pro forma cash available to pay dividends. Identify why these "non-recurring costs" were.
48. Explain why the items referenced in footnotes 14 and 15 are considered non-recurring.

Assumptions and Considerations, page 42
49. In order to support of your dividend policy, expand your discussion to disclose historical Adjusted EBITDA for the most recent three years.
50. Please revise to clarify that your list on pages 42 and 43 includes all material factors considered by management and the board.
51. Please indicate your expectation of the collectability of the backlog amounts you indicated in the second bullet under the first paragraph under this heading. We note disclosure in your risk factors section on page 23 about risks of "non-performance" that should be made clear here, given the magnitude of these numbers.
52. Please provide a discussion of the amount of capital expenditures that management believes is necessary to maintain the effectiveness of your present operations. We note you mention on page 75 approximately $8 to $10 million for 2005.
53. We note that management considered that your "operating costs and expenses are largely fixed" when deciding on the company`s dividend policy. Clarify whether this statement takes into consideration repair costs for satellite anomalies and your relying more on self insurance instead of traditional insurance in the future to the extent you have described on page 100. In addition, we note that your in-orbit insurance policies are for one-year terms. Clarify whether your dividend policy takes into consideration increased insurance costs upon renewal. Also, please revise this fifth bullet under the first paragraph to provide the historical amounts of operating expenses considered and the extent to which your policies regarding operating expenses will change in order to maintain the dividend policy.
54. Tell us how you determined that the assumptions on page 43 were reasonable. We note your second assumption regarding no satellite anomalies or service interruptions resulting in lost revenues and your risk factor regarding the potential effect of satellite anomalies and service interruptions on your business on page 16.

55. Please revise to elaborate on what the board considered regarding the impact of your intention to pay dividends on your operations and performance.
56. With regard to the last paragraph, expand your disclosure to elaborate on the factors and future developments that could affect the payment of dividends from your current expectations.
57. We note your disclosure in the first paragraph on page 38 concerning your policy involving the retention of sufficient cash after the distribution of dividends to permit the pursuit of growth opportunities that do not require material capital investments. Please explain what types of growth opportunities those might be, and how you distinguish them from necessary expenditures for maintaining the status quo. Also, please quantify what you currently consider this amount of cash to be, in light of the fact that this is somewhat contrary to the stated policy of distributing substantially all of the cash over and above that necessary for the relatively fixed costs of debt service and maintenance capital expenditures.

Restrictions on Payment of Dividends, page 44
58. We note your disclosures regarding the legal restrictions in the countries in which your subsidiaries are based. Revise to more clearly summarize these restrictions, and tell us what consideration you have given to disclosing a quantitative analysis illustrating your ability to pay dividends in the Initial Four Quarters in light of these restrictions, in a manner similar to that of the debt covenants on page 40.
59. Has the company sought the advice of local counsel in each of these foreign jurisdictions as to whether the company`s anticipated financial condition and structure following the offering will permit the payment of dividends for the initial four quarters? Please clarify.
60. Describe the "events of default" under the senior secured credit facilities and under your senior notes indentures, or, if described in such section, include cross-references to the discussion in your
"Description of Indebtedness."
61. Describe the "restricted payments" under each of the senior notes indentures. This will assist investors in assessing whether dividend payments may be made even without your meeting the restricted payments test involving cumulative credit and 1.4x cumulative credit expense at a particular time.

Capitalization, page 50
62. We note the disclosure of footnote 1 to the table. Indicate the amount of the term loan facility that the company intends to repay with proceeds from the offering.

 Dilution, page 51
63. Please quantify the dilution to new investors if your underwriters fully exercise their over-allotment option.
64. Please disclose and quantify the further dilution to new investors that will occur upon exercise of your outstanding options.

Unaudited Pro Forma Condensed Consolidated Balance Sheet, page 54
65. Please revise your presentation of the pro forma balance sheet to give effect to the reorganization and the amendment to the NSS8 contract first. This should be followed by a subtotal column to present the financial position of the company on a pro forma basis prior to the offering and use of proceeds. You may follow this with an additional adjustment column to give effect to the offering and use of proceeds, and a final column presenting the company on a pro forma post-offering basis.
66. It is unclear how the preferred equity certificates and convertible preferred equity certificates are being treated as a result of the Transactions. Please provide us with more details on the arrangement you entered into with the sponsor regarding these certificates. Tell us why you have not included the reclassification to equity within the pro forma amounts disclosed on the Consolidated
Balance Sheets on page F-3.
67. Please disclose on the pro forma balance sheet the line items that make up shareholders` equity.

Unaudited Pro Forma Statement of Operations, page 55
68. Regarding adjustment (e), please explain to us the nature of the
"monitoring" services provided to the company. Also, please justify to us the elimination of what appear to be recurring management expenses.
69. Refer to footnote (h). Please disclose, in quantified detail, each item included in your calculation of pro forma weighted average shares outstanding.

Management`s Discussion and Analysis, page 59

Management Overview, page 59
70. We note that, less than four months ago, in November 2004, the investment funds associated with The Blackstone Group, through various entities, bought substantially all of the assets of New Skies
Satellites N.V., a public company, and the public company is currently in the process of liquidating. Now, the investment funds that bought the assets of the public company want to take the business public again. Please disclose in the forepart of MD&A, management`s business reasons for selling substantially all the assets of the public company to the investment funds and the business reasons for conducting an initial public offering at this time.
71. We note that you must re-insure your satellites each year. We also note that insurance costs have generally increased each year. Expand to include management`s expectation of the impact of renewing coverage on the company`s financial condition and operations over the next twelve months and beyond. In addition, discuss whether management has considered self-insurance as an alternative to renewing coverage in the future.

      Backlog, page 65
72. We note your discussion that the majority of your contracts are non-cancelable agreements. We also note that you cancelled certain contracts for non-performance. Tell us what your historical cancellation rates have been. For the contracts that have cancellation options with early termination fees. Provide us with more details regarding how these early termination fees are determined and the relative materiality of the fees when compared with the value of the overall contract.

      Year Ended December 31, 2004 (Combined) Compared to Year
Ended
December
31, 2003, page 68
73. We note that for purposes of your year-over-year discussions of operating results, you have elected to combine the activity of the Predecessor, from January 1, 2004 through November 1, 2004, with that of the Successor, from November 2, 2004 through December 31, 2004. While we do not object to this presentation, we believe you should add additional disclosure within MD&A so that a reader can understand why the amounts are combined, how they were determined, and whether you believe that amounts will remain consistent or change in light of the Successor`s operating structure and the change in control.
74. We note your disclosure in Note 1 that deferred revenues relate to prepayments under transponder service agreements. To the extent that it is meaningful, consider disclosing the periods over which you expect to record this revenue, in a manner similar to your backlog disclosures.

	Liquidity and Capital Resources, page 70
75. Please describe the shift in your capital expenditures policy necessitated by the dividend policy and the potential implications of the shift on your liquidity and operations.
76. We note your discussion on page 43 and 71 of your committed capital investment program. Expand your discussion here to highlight past expenditures in connection with this program. Explain why further capital investment under this program will no longer be necessary.
77. We note your various initiatives to further your business strategy beginning on page 87. Please discuss here and in the risk factors section, if appropriate, how payment of quarterly dividends could affect your ability to carry out these initiatives during a particular time frame. In addition, disclose the amounts that you anticipate will be needed for maintenance of your satellites and the amount needed for growth over the next five years and how this may affect dividend payments.

   Contractual Obligations on a Pro Forma Basis, page 76
   Contractual Obligations on a Historical Basis, page 77
78. Revise your tables to include the estimated obligations relating to interest payments and discuss how you calculated these amounts.

Business, page 84

	General
79. Please further describe what your "committed capital investment program" has involved and when it started. See our related MD&A comment.
80. Tell us what consideration you have given to including research and development disclosure according to Item 101(c)(xi) of Regulation
S-K.
81. Tell us what consideration you have given to intellectual property disclosure according to Item 101(c)(iv) of Regulation S-K.
82. We note your table on page 97 listing all of your satellites. Clarify whether you have any satellites currently in use where you do not have backup capacity.
Competition, page 101
83. Discuss in greater detail your competition`s advantages in relation to you and how this affects your competitive position within your markets. Also, to the extent reasonably known, provide quantified disclosure of your market shares in each of your markets.
See Item 101(c)(x) of Regulation S-K.

Management, page 108
84. Clarify in the introduction that the table also presents executive officer titles for New Skies Satellites B.V.

Stock Incentive Plan, page 112
85. Please tell us the Securities Act exemption upon which you intend to rely for issuance, prior to the offering, of common stock to key employees.

Certain Relationships and Related Party Transactions, page 116
	Transaction and Monitoring Fee Agreement, page 116
86. Describe briefly the monitoring, advisory and consulting services that the sponsor has provided you and any other material terms of the agreement. Discuss how transaction prices were determined by the parties and whether you believe the terms of the agreement are comparable to terms you could obtain from an independent third party.
Registration Rights Agreement, page 117
87. Disclose the terms of the registration rights, including any demand registration rights, so that investors might gauge when the exercise of such rights and a related resale could lead to a large number of your shares being sold at one time.

Description of Indebtedness, page 118
88. In the appropriate places, please briefly describe "events of default" under each of the senior notes indentures.
89. Tell us what consideration you have given to a summary here of the terms of the debt, such as the preferred equity certificates, the
New Skies entities have been contributing to each other.

Description of Capital Stock, page 124
90. Include the disclosure required by Item 201(b) of Regulation
S-K.

Underwriting, page 137
91. As soon as practicable, please furnish to us supplementally a statement as to whether or not the amount of compensation to be allowed or paid to the underwriters has been cleared with the NASD.
Prior to the effectiveness of this registration statement, the staff requests that we be provided with a copy of the letter or a call from the NASD informing that they have no additional concerns.
92. Please explain to us the mechanics of the directed share program, and provide us with copies of all materials that you will provide to potential purchasers of any shares in the directed share program, and any communications you will have with potential purchasers, including emails. Your supplemental explanation should include, but not be limited to, the following details:

* How the prospective recipients and number of reserved shares are determined;
* How and when the issuer and underwriter notified or will notify the directed share investors, including the types of communications used;
* The procedures investors must follow in order to purchase the offered securities, including how and when any communications or funds are to be received by the underwriter or the company;
* The process for confirmation and settlement of sales to directed share purchasers;
* Whether directed share purchasers are required to establish accounts before the effective time, and, if so, what if any funds are put in newly-established brokerage accounts before the effective date;
* The relationship between the funds deposited into new accounts and the expected price for the shares allocated to the directed share purchaser; and
* Whether and how the procedures for the directed share program differ from the procedures for the general offering to the public. Provide us with copies of all written communications with prospective purchasers about the directed share program.
93. Identify any members of the underwriting syndicate that will engage in any electronic offer, sale or distribution of the shares and describe in your response letter to us their procedures. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members, and provide us with a description of their procedures.

      Briefly describe any electronic distribution in the filing.

Also, tell us how the procedures ensure that the distribution complies with Section 5 of the Securities Act. In particular, please address:

* the communications used;
* the availability of the preliminary prospectus;
* the manner of conducting the distribution and sale, such as the use
	of indications of interest or conditional offers; and
* the funding of an account and payment of the purchase price.

Alternatively, to the extent that our Division has reviewed the procedures, please confirm this, and tell us if the procedures have been changed or revised subsequent to our clearance.

Further, tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement. Provide us also with copies of all information concerning your company or prospectus that have appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response.

Finally, tell us whether any members of the selling group have made copies of the preliminary prospectus available over the Internet. If so, tell us when. If not, tell us if they intend to do so. In this regard, note that we would consider this posting a circulation of the preliminary prospectus.

 We may have further comments.

Financial Statements

      Consolidated Statements of Operations, page F-4
94. Tell us why you believe it is appropriate to include the cash amounts related to the Intelsat settlement as "Other revenues" rather than below the line as a component of other income.
Supplementally
tell us what costs, if any, were incurred in connection with the generation of this revenue, in what period they were recognized, and in what caption you recorded them in the Consolidated Statements of
Operations.
95. It appears that the caption "cost of operations" excludes depreciation for property and equipment directly attributed to the generation of revenue. If so, revise your presentation to comply with SAB 11:B, as applicable, by identifying the amount of applicable depreciation that is excluded from the caption "cost of operations."

      Consolidated Statements of Cash Flows, page F-6
96. Tell us how the amounts for "Satellite Performance Incentives" in the financing activities section are calculated. We note this is not the total change in the accounts year over year. If amounts are included in the operating activities section, supplementally tell us these amounts and break them out separately in your next amendment.

      Note 2 - Description and Formation of the Business, page F-8
97. Tell us where the amounts related to the direct acquisition costs are captured in the preliminary purchase price allocation. Additionally, we note that you discuss that the payment of the transaction and advisory fee of $9 million to the sponsor was allocated between direct acquisition costs and debt issuance costs.
Tell us how you determined the allocation for this as well as the reimbursement of out-of-pocket expenses.
98. We note that the sponsor may elect to receive a single lump sum cash payment relative to the monitoring agreement. It is unclear if this is related to the $6 million of net proceeds discussed in the "Use of Proceeds" on page 37 as a termination fee. Please clarify your disclosure and advise us.

      Note 3.  Summary of Significant Accounting Policies, page F-
11
99. Explain to us your basis in GAAP for capitalizing launch insurance premiums.
100. We note your discussion of the unsuccessful launches and satellite failures. Supplementally tell us the amount of these expenses for the year ended December 31, 2002, 2003, and the periods between January 1, 2004 and November 1, 2004, and November 2, 2004 and December 31, 2004.


Note 4.  Communications, Plant and Other Property, page F-15
101. Expand your disclosure to discuss that the decrease in total value from December 31, 2003 to December 31, 2004 was due in part to the need to record the assets at fair market value as of the Acquisition Date.

      Note 5.  Contractual Commitments, page F-16
102. We note your discussion throughout the document that the government of India has assessed tax on certain royalties.
Supplementally tell us the amount of the assessment for all income statement periods, and revise your disclosure to discuss if you have accrued any amounts related to this matter.

      Note 6.  Income Taxes, page F-17
103. With regard to your negotiations with the Dutch tax authorities, disclose whether you believe that there will be any impact on reported earnings as a result of this dispute. Tell us if you had previously recorded any valuation allowance for the deferred tax asset of $15.6 million at the contribution date.
104. Revise to provide the reconciliation between the Netherlands statutory rate and the effective tax rate for both the Predecessor and Successor in a tabular form. Revise your disclosure to break out the non-deductible expenses individually, consistent with Article 4-
08(h)(2) of Regulation S-X. Additionally, expand your discussion in
MD&A to elaborate on the fluctuations in the effective income tax rate and your expectations of these trends in future periods.

      Note 8. Preferred Equity Securities Subject to Mandatory
Redemption, page F-19
105. Disclose the terms of the conversion feature of the convertible preferred equity certificates. Also, explain to us your compliance with the guidance in EITF Issue No. 98-5.

      Note 10.  Significant Customers, page F-20
106. We note in your discussion on page 24 that during 2004,
COMSAT
General Corporation, one of your most significant customers was acquired by Intelsat, one of your direct competitors. Expand your disclosure here and in MD&A to more fully discuss your expectations of the impact of this loss on your future operating results.
107. We note your disclosure on page 43 that you terminated the contract of Data Access in the fourth quarter of 2004. Expand your disclosure here and in MD&A to more fully discuss your
expectations
of the impact of this loss.   Additionally on page 65 you note
that
there was another customer terminated for non-performance. Supplementally provide us with more details on that customer, including the amounts of revenue from them in the applicable financial statement periods.

      Note 13.  Subsequent Events, page F-23
108. Please disclose the details of the amended agreement for the NSS-8 contract, including when the satellite was originally expected to be delivered, the new delivery date, and why the contract was changed. Disclose the interest rate implicit in the new agreement.
Also, clarify how this change will impact the total cost of the satellite.

Exhibits
109. With your next amendment, please file as exhibits or provide us with draft copies of the legality opinion and underwriting agreement.
We will need adequate time to review and comment upon them.

New Skies Satellites N.V. Forms 6-K
110. Please advise whether New Skies Satellites N.V. still has a reporting obligation under the Securities Exchange Act of 1934. We note no filing of a Form 15. Advise whether the liquidation is complete, and, if not, whether it is expected to be prior to the due date for New Skies Satellites N.V.`s 2004 Form 20-F.

*	*	*	*

      As appropriate, please amend your registration statements in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Kathleen Kerrigan, Staff Accountant, at (202) 942-1944, or Robert Littlepage, Accountant Branch Chief, at (202)
942-1947, if you have any questions regarding comments on the financial statements and related matters. Please contact Cheryl
Grant, Staff Attorney, at (202) 942-1916, or me, at (202) 942-
1990,
with any other questions.


					Sincerely,



					Larry Spirgel
					Assistant Director


cc:	via facsimile (212) 455-2502
      Rise Norman, Esq.
	Simpson, Thatcher & Bartlett LLP

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Mr. Goldberg
New Skies Satellites Holdings Ltd.
March 1, 2005
Page 21